

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

March 18, 2016

Via E-mail
Marianne Lake
Executive Vice President and Chief Financial Officer
JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017

> **Re: JPMorgan Chase & Co.**
> **Registration Statement on Form S-3**
> **Filed February 24, 2016**
> **File No. 333-209681**
>
> **JPMorgan Chase & Co.**
> **JPMorgan Chase Financial Company LLC**
> **Registration Statement on Form S-3**
> **Filed February 24, 2016**
> **File No. 333-209682**

Dear Ms. Lake:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that your registration statements incorporate by reference your Form 10-K for the fiscal year ended December 31, 2015, which in turn incorporates by reference Part III information from a proxy statement which you have not yet filed. Prior to seeking effectiveness for the registration statements, please amend your Form 10-K to include

Part III information for the fiscal year ended December 31, 2015, or file your proxy statement including the information. Alternatively, please amend your registration statements to include the information. For guidance, please refer to Question 123.01 of our Securities Act Forms Compliance and Disclosure Interpretations, available on our website.

Registration Statement on Form S-3, File No. 333-209681

2.   Please revise your prospectus cover page to disclose the markets for the securities that will be offered and the trading symbols for those securities. Please also add a cross-reference to the Risk Factors section of your most recent annual report. See Item 1 of Form S-3 and Item 501(b)(4) and -(5) of Regulation S-K.

Description of Currency Warrants, page 33

3.   We note that JPMorgan Chase Financial Company LLC may issue warrants that are exercisable for cash in an amount that is determined by reference to the value of specified currencies. Please tell us why these instruments are appropriately characterized as warrants rather than as swaps.

Registration Statement on Form S-3, File No. 333-209682

Description of Warrants of JPMorgan Chase & Co., page 12

4.   We note that JPMorgan Chase & Co. and JPMorgan Chase Financial Company LLC may issue warrants that are exercisable for cash in an amount that is determined by reference to certain financial instruments/assets or events. Please tell us why these instruments are appropriately characterized as warrants rather than swaps or security-based swaps.

Description of Warrants of JPMorgan Chase Financial Company LLC, page 27

5.   We note that you are registering the offering of warrants to be issued by JPMorgan Chase Financial Company LLC and guaranteed by JPMorgan Chase & Co. Please tell us how this offering meets the eligibility criteria of General Instruction I.C. to Form S-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services

cc: Christina L. Padden, Esq.
        JPMorgan Chase & Co.

        Lesley Peng, Esq.
        Simpson Thacher & Bartlett LLP